# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fervo Energy Company, CIK 0001853868
CUSIP: 31556C106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 811 Main Street, Suite 1700, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001090012

## Reporting persons
- DEVON ENERGY CORP/DE: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 35,728,296; shared voting power 0; sole dispositive power 35,728,296; shared dispositive power 0; aggregate amount beneficially owned 35,728,296 (12.5% of the class)

## Item 1. Issuer
Name of issuer: Fervo Energy Company
Address of issuer's principal executive offices: 811 Main Street, Suite 1700 Houston, TX, 77002

## Item 2. Person Filing
Name of person filing: DEVON ENERGY CORP/DE
Address of principal business office or, if none, residence: THREE MEMORIAL CITY PLAZA 840 GESSNER ROAD, SUITE 1400, HOUSTON TEXAS 77024
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
35,728,296

Devon Technology Ventures Holdings, L.L.C. ("Devon Technology Ventures"), a wholly-owned subsidiary of Devon Energy Corporation ("Devon"), is the record holder of the shares of Class A common stock, par value $0.0001 ("Class A Common Stock"). Devon has sole voting and investment power with respect to the shares held by Devon Technology Ventures.
Percent of class:
12.5%

The percent of class beneficially owned by Devon was calculated assuming 286,859,562, shares of Class A Common Stock of Fervo Energy Company (the "Issuer") outstanding as of June 17, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on June 23, 2026.
Sole power to vote or to direct the vote: 35,728,296
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 35,728,296
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- DEVON ENERGY CORP/DE: /s/ Gregory F. Conaway, Gregory F. Conaway, Vice President and Chief Accounting Officer (08/13/2026)